UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Pulmatrix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74584P103

(CUSIP Number)

Mark McDonnell

ARCH Venture Corporation

8725 W. Higgins Road Suite 290

Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

4 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

5 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

6 of 13

CUSIP No. 74584P103	13D

Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,286,456
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,286,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

7 of 13

CUSIP No. 74584P103	13D

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Pulmatrix, Inc. (the “Issuer”) having its principal executive office at 99 Hayden Avenue, Suite 390, Lexington, MA, 02421.

Item 2.	Identity and Background.

(a)	This statement is being filed by: (1) ARCH Venture Fund VII, L.P. (“ARCH Venture Fund VII”), (2) ARCH Venture Partners VII, L.P. (“AVP VII LP”), which is the sole general partner of ARCH Venture Fund VII, (3) ARCH Venture Partners VII, LLC (“AVP VII LLC”), which is the sole general partner of AVP VII LP, (4) Clinton Bybee (“Bybee”), (5) Keith Crandell (“Crandell”), and (6) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)	The principal business of ARCH Venture Fund VII is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP VII LP is to act as the general partner of ARCH Venture Fund VII. The principal business of AVP VII LLC is to act as the general partner of AVP VII LP. The principal business of each of the Managing Directors is to act as managing directors of AVP VII LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VII and AVP VII LP is a Delaware limited partnership. AVP VII LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 15, 2015, Pulmatrix, Inc., formerly known as Ruthigen, Inc., a Delaware corporation (the “Issuer”), and surviving corporation completed its acquisition of Pulmatrix Inc., a Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger, dated March 13, 2015 (the “Merger Agreement”), by and among the Issuer, the Former Entity and Ruthigen Merger Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on June 15, 2015, the Issuer’s name was changed to “Pulmatrix, Inc.”

8 of 13

CUSIP No. 74584P103	13D

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for 0.148187124066461 shares of Common Stock of the Issuer, and immediately following the Merger, on June 15, 2015, the Issuer effected a 1-for-2.5 reverse stock split (the “Reverse Split”) of its issued and outstanding Common Stock. As a result of the Merger, the former stockholders of the Former Entity own 81.7% of the Issuer’s total outstanding shares of Common Stock and of the total voting power of all of the Issuer’s outstanding securities. The exchange was registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 333-203417), originally filed on April 15, 2015.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibits 3 hereto and incorporated by reference herein.

Prior to the Merger, ARCH Venture Fund VII owned 18,800,000 shares of the Former Entity’s preferred stock which, pursuant to the Merger, were converted into the right to receive 1,114,368 shares of Common Stock of Issuer, after taking into account the Reverse Split. The average cost per share of those shares was $8.435. No consideration was paid for the shares of the Issuer acquired pursuant to the Merger. Immediately prior to the effective date of the Merger, all outstanding convertible debt securities issued by the Former Entity to ARCH Venture Fund VII in the principal and interest amount of $9,743,559.39 were converted into 1,535,723 shares of Common Stock of the Former Entity, after taking into account the Reverse Split. Concurrent with the consummation of the Merger, ARCH Venture Fund VII participated in a private placement of units of the Issuer at a purchase price of $6.875 per unit, after taking into account the conversion and the Reverse Split, consisting of 363,637 shares of Common Stock and warrants to purchase 797,506 shares of Common Stock that are exercisable for $7.55 per share upon the earliest to occur (the “Initial Exercise Date”) of (a) the Issuer entering into a strategic license agreement with a third party related to any of the Issuer’s products pursuant to which the Issuer is guaranteed to receive consideration from such third party consisting of cash, marketable securities or a combination thereof having a value of at least $20,000,000 in the aggregate; (b) the Issuer consummating a public or private offering of Common Stock or common stock equivalents resulting in gross proceeds to the Issuer of at least $20,000,000 at a price per share of at least $4.00 per share (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger); (c) the volume weighted average price per share of Common Stock exceeding $5.00 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) for a period of sixty consecutive trading days and the average daily trading volume exceeds 100,000 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) shares of Common Stock per trading day; or (d) a change of control. Because these warrants are not immediately exercisable or exercisable within 60 days of this statement, these warrants are not included as beneficially owned in Item 5 below. These warrants expire five years from the Initial Exercise Date.

Finally, prior to the Merger ARCH Venture Fund VII sold 800,022 of its shares of the Former Entity for $1,999 to certain shareholders of the Issuer. This amount of shares reflects the Reverse Split.

On June 16, 2015, ARCH Venture Fund VII purchased from Oculus Innovative Sciences, Inc. (“Oculus”), the former parent of the Issuer, 72,750 shares of Common Stock of the Issuer for $500,156.25. Oculus had a preexisting sale agreement with the Issuer which ARCH Venture Fund VII and certain other shareholders of the Issuer assumed.

The working capital of ARCH Venture Fund VII was the source of the funds for the purchase of its shares. No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by ARCH Venture Fund VII for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VII:              $3,000,156.45

9 of 13

CUSIP No. 74584P103	13D

Item 4.	Purpose of Transaction.

ARCH Venture Fund VII acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	ARCH Venture Fund VII is the record owner of 2,286,456 shares of Common Stock (the “ARCH VII Shares” and the “Record Shares”).

10 of 13

CUSIP No. 74584P103	13D

(b)	AVP VII LP, as the sole general partner of ARCH Venture Fund VII, may be deemed to beneficially own the ARCH VII Shares. AVP VII LLC, as the sole general partner of the AVP VII LP, may be deemed to beneficially own the ARCH VII Shares.

In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 14,869,037 shares of Common Stock provided by the Issuer to be outstanding as of June 15, 2015, following the Merger.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Power of Attorney (Incorporated by reference from Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Receptos, Inc. (file no. 001-35900) by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2015).

Exhibit 2 – Agreement regarding filing of joint Schedule 13D.

Exhibit 3 -- Agreement and Plan of Merger, dated March 13, 2015 (Incorporated by reference from the Issuer’s Current Report on Form 8-K (File No. 001-36199), as filed on March 13, 2015)

11 of 13

CUSIP No. 74584P103	13D

Exhibit 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015

ARCH Venture Fund VII, L.P.

By:	ARCH Venture Partners VII, L.P.
its General Partner

By:	ARCH its General Partner Venture Partners VII, LLC

By:	*
Managing Director

ARCH Venture Partners VII, L.P.

By:	ARCH Venture Partners VII, LLC
its General Partner

By:	*
Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:	*
Managing Director

*
Clinton Bybee

*
Keith Crandell

*
Robert Nelsen

* By:	/s/ Mark McDonnell
Mark McDonnell as Attorney-in-Fact

* This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 1 to the Form 3 relating to the beneficial ownership of shares of Receptos, Inc. (file no. 001-35900) by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and incorporated herein in its entirety by reference.

12 of 13

CUSIP No. 74584P103	13D

Exhibit 2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Pulmatrix, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 25, 2015

ARCH Venture Fund VII, L.P.

By:	ARCH Venture Partners VII, L.P.
its General Partner

By:	ARCH its General Partner Venture Partners VII, LLC

By:	*
Managing Director

ARCH Venture Partners VII, L.P.

By:	ARCH Venture Partners VII, LLC
its General Partner

By:	*
Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:	*
Managing Director

*
Clinton Bybee

*
Keith Crandell

*
Robert Nelsen

* By:	/s/ Mark McDonnell
Mark McDonnell as Attorney-in-Fact

* This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 1 to the Form 3 relating to the beneficial ownership of shares of Receptos, Inc. (file no. 001-35900) by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and incorporated herein in its entirety by reference.

13 of 13